SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. __________)


                      Securities Resolution Advisors, Inc.
                                (Name of Issuer)

                     Common Stock $.001 Par Value Per Share
                         (Title of Class of Securities)

                                    81375R107
                                 (CUSIP Number)


 Abba David Poliakoff, Esquire, Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4118
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 25, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                   -------------------------
CUSIP No.   81375R107                       13D        Page 2 of 9   Pages
------------------------------------                   -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. NO. OF ABOVE PERSON (voluntary)

          Gregory Rotman                                            __-_______

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) (Clock)

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                           8,309,005
          OF
        SHARES
     BENEFICIALLY      ---------------------------------------------------------
        OWNED            8        SHARED VOTING POWER
          BY
         EACH                            0
      REPORTING
        PERSON         ---------------------------------------------------------
         WITH            9        SOLE DISPOSITIVE POWER
                                         8,309,005
                       ---------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,309,005
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   17.90%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

------------------------------------                   -------------------------
CUSIP No.   81375R107                       13D        Page 3 of 9   Pages
------------------------------------                   -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. NO. OF ABOVE PERSON (voluntary)

          Richard Rotman                                           __-_______

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) (Clock)


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                         10,155,451
          OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                          0
          BY           ---------------------------------------------------------
         EACH            9        SOLE DISPOSITIVE POWER
      REPORTING                        10,155,451
        PERSON         ---------------------------------------------------------
         WITH
                         10       SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   10,155,451
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   21.88%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

------------------------------------                   -------------------------
CUSIP No.   81375R107                       13D        Page 4 of 9   Pages
------------------------------------                   -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. NO. OF ABOVE PERSON (voluntary)

          Marc Stengel                                           __-_______

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) (Clock)


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                         12,925,119
          OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                          0
          BY           ---------------------------------------------------------
         EACH            9        SOLE DISPOSITIVE POWER
      REPORTING                        12,925,119
        PERSON         ---------------------------------------------------------
         WITH
                         10       SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   12,925,119
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   27.85%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

------------------------------------                   -------------------------
CUSIP No.   81375R107                       13D        Page 5 of 9   Pages
------------------------------------                   -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. NO. OF ABOVE PERSON (voluntary)

          Hannah Kramer                                             __-_______

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) (Clock)


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                         5,539,337
          OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                          0
          BY           ---------------------------------------------------------
         EACH            9        SOLE DISPOSITIVE POWER
      REPORTING                        5,539,337
        PERSON         ---------------------------------------------------------
         WITH
                         10       SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,539,337
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.94%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

              This Schedule 13D is being filed on behalf of each of Gregory Rotman, Richard Rotman, Marc Stengel and Hannah Kramer ("Reporting Persons"), all of whom have agreed to file a joint report on Schedule 13D.


Item 1.  Security and Issuer.

              This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Shares") of Securities Resolution Advisors, Inc., a Delaware corporation (the "Issuer") pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 4 Brussels Street, Worcester, MA 01610.

Item 2.  Identity and Background.

   I.   (a)  Gregory Rotman.
        (b)  4 Brussels Street, Worcester, MA 01610.
        (c)  President and Director of the Issuer.
        (d)  No.
        (e)  No.
        (f)  U.S.

   II.  (a)  Richard Rotman.
        (b)  4 Brussels Street, Worcester, MA 01610.
        (c)  Vice-President, Treasurer, Secretary and Director of the Issuer.
        (d)  No.
        (e)  No.
        (f)  U.S.

   III. (a)  Marc Stengel.
        (b)  3743 Birch Lane, Owings Mills, MD  21117
        (c)  Vice-President and Director of the Issuer.
        (d)  No.
        (e)  No.
        (f)  U.S.

   IV.  (a)  Hannah Kramer.
        (b)  673 Korisa Drive, Huntington Valley, PA  19006
        (c)  Vice-President and Director of the Issuer.
        (d)  No.
        (e)  No.
        (f)  U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

              The Reporting Persons were the holders of the common stock of Internet Auction, Inc., a Massachusetts corporation. Internet Auction, Inc. entered into an Agreement and Plan of Reorganization with the Issuer on January 31, 1999 (the "Reorganization Agreement"). At the closing of the transaction described in the Reorganization Agreement, on February 25, 1999, the Reporting Persons assigned and transferred to the Issuer all of their shares of Internet Auction, Inc., constituting all of the issued and outstanding shares of the capital stock of that Company, in exchange for an aggregate of 37,368,912 Shares of the Issuer. As a result of the transaction (the "Share Exchange"), Internet Auction, Inc. has become a wholly-owned subsidiary of the Issuer.

Item 4.  Purpose of Transaction.

              The Shares were acquired by the Reporting Persons in the Share Exchange described in Item 3 hereof. As a result of the Share Exchange, Internet Auction, Inc. became a wholly-owned subsidiary of the Issuer and the Reporting Persons became the beneficial owners of approximately 80% of the Shares of the Issuer. The principal business of the Issuer after the Share Exchange is the business of Internet Auction, Inc. Because of the experience and background of the Reporting Persons in conducting the business of Internet Auction, Inc., the Issuer agreed in the Reorganization Agreement that, upon the closing of the Share Exchange, the Reporting Persons will be appointed to the Board of Directors of the Issuer and will constitute a majority of the Board.

              By virtue of their beneficial ownership of the Shares, the Reporting Persons are entitled to elect the Board of Directors of the Issuer. In their positions as directors and officers of the Issuer, the Reporting Persons are controlling persons of the Issuer.

              Although the Reporting Persons may be deemed to be a "group" (as defined in Section 13(d) of the Securities Exchange Act of 1934) the Reorganization Agreement and consummating the Share Exchange, the Reporting Persons disclaim the existence of a group for any other purpose. The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among them or with any the other person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of the Shares.

              The  Reporting  Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. As directors and officers of the Issuer, however, and in the exercise of their fiduciary duty, the Reporting Persons will from time to time review all opportunities available to the Issuer, including any of the actions listed above.


Item 5.  Interest in Securities of the Issuer.

                  (a) As of February 25, 1999, each of the Reporting Persons owned the number of shares listed below: The percentage of class is computed on the basis of 46,411,140 outstanding Shares as of February 25, 1999.

              Name                         # of Shares           % of Class
              ----                         -----------           ----------

         Gregory Rotman                      8,309,005             17.90%
         Richard Rotman                     10,155,451             21.88%
         Marc Stengel                       12,925,119             27.85%
         Hannah Kramer                       5,539,337             11.94%


                  (b) Each Reporting Person has voting and dispositive power with respect to all Shares held by such person.

                  (c) During the sixty-day period ended as of the date hereof, no Reporting Person has purchased any Shares in the open market.

                  (d) No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  On January 31, 1999, the Reporting Persons entered into the Reorganization Agreement with the Issuer pursuant to which the parties agreed to the Share Exchange whereby the Issuer would acquire all of the outstanding shares of the capital stock of Internet Auction, Inc. in exchange for 37,368,912 Shares of the Issuer. The transactions contemplated by the Reorganization Agreement were consummated on February 25, 1999.

                  The parties entered in an agreement to File Joint Schedule 13D on March 5, 1999.

                  Except as described above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of the Shares.


Item 7.  Material to be Filed as Exhibits.

                  The following exhibit is attached to this Schedule 13D:

                  1. Agreement and Plan of Reorganization dated January 31, 1999, among the Issuer and Gregory Rotman, Richard Rotman, Marc Stengel and Hannah Kramer.

                  2. Agreement to File Joint Schedule 13D dated March 5, 1999 among the Reporting Persons.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  March 8, 1999                           /s/ Gregory Rotman
                                                --------------------------------
                                                Gregory Rotman


                                               /s/ Richard Rotman
                                               ---------------------------------
                                               Richard Rotman


                                               /s/ Marc Stengel
                                               ---------------------------------
                                               Marc Stengel


                                               /s/ Hannah Kramer
                                               ---------------------------------
                                               Hannah Kramer